

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

<u>Via E-Mail</u>
John Matthews, Chief Executive Officer
China Stationery & Office Supply, Inc.
708 Third Avenue
New York City, NY 10017

    Re: China Stationery & Office Supply, Inc.
              Amendment No. 1 to Preliminary Information Statement on Schedule 14C
              Filed April 19, 2011
              Amendment No. 2 to Current Report on Form 8-K for Reporting Period of
              October 27, 2010
              Filed April 4, 2011
              File No. 000-49819

Dear Mr. Matthews:

    We have completed our review of your filings and related documents and do not have any further comments at this time.

              Sincerely,

              /s/ David Link for

              John Reynolds
              Assistant Director